Exhibit 99.2

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1	Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common Shares of The Green Organic Dutchman Holdings Ltd. (the “Common Shares”)

The Green Organic Dutchman Holdings Ltd. (“Reporting Issuer”)

6205 Airport Rd, Building A

Suite 301

Mississauga, Ontario Canada L4V 1E3

The Green Organic Dutchman Holdings is a reporting issuer, in the reporting jurisdictions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Common Shares of the Reporting Issuer are listed on the Toronto Stock Exchange (“TSX”) and trade under the trading symbol “TGOD”.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The Company (defined below) disposed of the Common Shares through the facilities of the TSX.

Item 2	Identity of the Company

2.1	State the name and address of the Acquiror

Aurora Cannabis Inc. (the “Acquiror”)

500 - 10355 Jasper Avenue

Edmonton Alberta, T5J 1Y6

The Acquiror is incorporated under the laws of British Columbia and is an integrated cannabis company that provides a wide range of premium quality cannabis and hemp or ducts and services, develops innovative technologies, and promotes cannabis consumer health and wellness.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On October 10, 11 and 16, 2018, the Acquiror disposed of 5,783,200 Common Shares in aggregate. This disposition decreased the Acquiror’s shareholdings in the Reporting Issuer by 2.25% of the issued and outstanding Common Shares.

2.3	State the names of any joint actors.

Not applicable.

Item 3	Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

On October 10, 11 and 16, 2018, the Acquiror disposed of 5,783,200 Common Shares in aggregate which decreased the Acquiror’s securityholdings by 2.25% of the issued and outstanding common securities of the Reporting Issuer, and resulted in the Acquiror being required to file this early warning report.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The Acquiror disposed ownership of the securities.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before the transaction, the Acquior owned or exercised control or direction over 39,674,584 Common Shares and 19,837,292 warrants of the Issuer (“Warrants”), representing approximately 16.9% of the outstanding securities of the Issuer (“Securities”) on a fully diluted basis. After the transaction, the Acquiror owned or exercised control or direction over 33,891,384 Common Shares and 19,847,292 Warrants representing approximately 15.3% of the outstanding Securities on a fully diluted basis.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which:

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

After completion of the transaction, the Acquiror had ownership or control over 33,891,384 Common Shares and 19,837,292 Warrants representing 15.3% of the outstanding Securities of the Issuer on a fully diluted basis.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Acquiror received aggregate consideration of $32,867,131 for the Common Shares at an average price of $5.68 per share.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

Not applicable.

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

Not applicable.

(d)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(e)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(f)	a material change in the reporting issuer’s business or corporate structure;

Not applicable.

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

Not applicable.

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

Not applicable.

(i)	a solicitation of proxies from securityholders;

Not applicable.

(j)	an action similar to any of those enumerated above.

Not applicable.

Item 6	Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer.

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7	Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 Certification

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

I, as the Acquiror, certify, to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated October 18, 2018.

/Signed/ Glen Ibbott, CFO

AURORA CANNABIS INC. 500 – 10355 Jasper Avenue Edmonton Alberta T5J 1Y6